Exhibit 2

May 12, 2011

Mr. David Reed

Managing Director

Gleacher & Company Securities, Inc.

1290 Avenue of the Americas

4th Floor

New York, New York 10104

Re:	Conmed Healthcare Management, Inc. (the “Company”)

Dear Mr. Reed:

We are pleased to submit the following definitive proposal to acquire the Company for cash consideration of $3.85 per share.

The acquisition would be consummated by a group consisting of James Desnick and his affiliates (the “Desnick Parties”) and affiliates of Levine Leichtman Capital Partners, Inc. (“LLCP”). As stated above, we hereby propose to acquire the Company for $3.85 per share in cash, for a total purchase price of approximately $57,008,000, based on a fully diluted number of shares equal to 17,068,000. As part of our proposal, our newly formed acquisition vehicle would cash out the outstanding options and warrants of the Company by paying the holders the difference between $3.85 minus the exercise or strike price, as applicable. Our proposal values the Company at approximately 13.9 x 2010 reported EBITDA. This represents a premium of 19.05% over the Company’s 200-day moving average of $3.234 and a premium of 21.45% over the Company’s 50 day moving average of $3.17.

Our proposal represents an opportunity for the Company’s shareholders to realize extraordinary value for their shares.

There is no third-party financing required because LLCP and the Desnick Parties together are providing all the financing necessary to close this transaction. Attached as Exhibit A is a financing proposal executed by LLCP and the Desnick Parties that provides for all of the financing required to consummate the transaction.

Levine Leichtman Capital Partners is a Los Angeles, California-based investment firm that manages approximately $5.0 billion of institutional investment capital through private equity partnerships, distressed debt and leveraged loan funds. LLCP is currently making new investments through Levine Leichtman Capital Partners IV, L.P., Levine Leichtman Capital Partners SBIC Fund, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P. Prior investments by Levine Leichtman Capital Partners include Interdent, Sequel Youth and Family Services, Hackney Ladish, Santa Cruz Nutritionals and Quizno’s.

We believe this acquisition will provide superior value to the Company’s shareholders and that this structure strikes an appropriate balance between paying a generous premium to present shareholders and allowing management to continue to operate the Company in a manner that is prudent and responsible.

As previously disclosed, the buyer would request a closing condition that senior managers of the Company enter into contracts to work at the Company for a negotiated period of time. This proposal remains subject to the satisfactory completion of our continued due diligence review which we hope that we can complete expeditiously within 30 days.

In connection with the transaction, we will be required to make certain binding commitments, defer other projects, incur substantial additional expenses and deploy significant resources. Before we will make such a commitment, we ask that the Company enter into a thirty (30) day exclusivity agreement in the form attached as Exhibit B, during which time we will complete our remaining due diligence and finalize definitive documentation for this transaction.

Of course, no binding obligation on the part of the Company, the Desnick Parties, LLCP, the buyer or any of the buyer’s potential investment partners would arise with respect to this proposal or any transaction, unless the parties agree on mutually satisfactory definitive documentation that is signed and delivered. We remain diligent in our efforts to advance our proposal and look forward to continuing to work with you and your advisors on next steps.

Sincerely,

/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

Medical Equity Dynamics LLC

By:	/s/ James H. Desnick, M.D.
James H. Desnick, M.D.
Its:	Managing Member

Exhibit A

Financing Letter

Exhibit B

Exclusivity Agreement